UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

PENNYMAC FINANCIAL SERVICES, INC.

(formerly known as New PennyMac Financial Services, Inc.)

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

70932M107

(CUSIP Number)

Daniel R. Waltcher

Managing Director

BlackRock, Inc.

55 East 52nd Street

New York, NY 10055

(212) 810-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70932M107

1	NAMES OF REPORTING PERSONS BLACKROCK, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 461,965
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 466,274
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 466,274
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON (See Instructions) HC

EXPLANATORY NOTE:

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Schedule 13D (as amended, the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on February 28, 2014 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on August 6, 2018 (“Amendment No. 1”), as amended by Amendment No. 2 filed on November 6, 2018 (“Amendment No. 2”), as amended by Amendment No. 3 filed on February 13, 2020 (“Amendment No. 3”), by and on behalf of BlackRock, Inc. (the “Reporting Person”), relating to the common stock, par value $0.0001 per share (the “Common Stock”), of PennyMac Financial Services, Inc., a Delaware corporation (the “Issuer”).

Information in the Schedule 13D remains in effect except to the extent that it is amended or superseded by subsequently filed information, including information in this Amendment No. 4.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Schedule A is annexed hereto and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Items 5(a) and (b) of the Schedule 13D are hereby amended and restated as follows:

The Reporting Person may be deemed to beneficially own 466,274 shares of Common Stock. These shares are held by the Reporting Person in its role as an investment adviser for certain client accounts (the “Client Securities”).

The Client Securities represent, in the aggregate, 0.6% of the total number of outstanding shares of Common Stock. The ownership percentage set forth above is based on 79,232,448 shares of the Common Stock outstanding as of May 6, 2020, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on May 7, 2020.

The Reporting Person has the sole power to vote and dispose of the shares of Common Stock that it beneficially owns other than 4,309 shares held for clients who have retained sole voting power over such shares.

Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

On June 10, 2020, the Foundation agreed to sell 6,975,323 shares of Common Stock to the Issuer at a price of $34.00 per share. Such sale is expected to close on or about June 12, 2020 and is not subject to any material conditions.

Except as described above and as set forth on Schedule B attached hereto, there have been no trades in Common Stock effected by the Reporting Person during the past 60 days.

Item 5(e) of the Schedule 13D is hereby amended and restated as follows:

As of June 10, 2020, the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2020

BLACKROCK, INC.

By:	/s/ Daniel R. Waltcher
Name: Daniel R. Waltcher
Title: Attorney-In-Fact

Schedule A

The following is a list of the executive officers and directors of the Reporting Person, setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship for each such person.

Executive Officers

Name	Principal Occupation or Employment	Business Address	Citizenship

Laurence D. Fink	Chairman and Chief Executive Officer	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Robert S. Kapito	President	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Gary S. Shedlin	Senior Managing Director and Chief Financial Officer	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Robert L. Goldstein	Senior Managing Director, Chief Operating Officer & Global Head of BlackRock Solutions	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Rachel Lord	Senior Managing Director and Head of Europe, Middle East and Africa	BlackRock, Inc. Drapers Gardens 12 Throgmorton Avenue London EC2N 2DL United Kingdom	United Kingdom

J. Richard Kushel	Senior Managing Director and Head of Multi-Asset Strategies and Global Fixed Income	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Mark S. McCombe	Senior Managing Director and Chief Client Officer	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Christopher J. Meade	Senior Managing Director, Chief Legal Officer and General Counsel	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Geraldine Buckingham	Senior Managing Director and Chair of BlackRock Asia Pacific	BlackRock, Inc. 16/F Champion Tower 3 Garden Road Central, Hong Kong	Australia

Mark Wiedman	Senior Managing Director, Head of International and Corporate Strategy	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Manish Mehta	Senior Managing Director, Global Head of Human Resources	BlackRock, Inc. 400 Howard Street San Francisco, CA 94105	U.S.

Directors

Name	Principal Occupation or Employment	Business Address	Citizenship

Laurence D. Fink	Chairman and Chief Executive Officer	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Robert S. Kapito	President	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Bader M. Alsaad	Kuwait Investment Authority – Former Managing Director	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	Kuwait

Mathis Cabiallavetta	UBS – Former Chairman	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	Switzerland

Pamela Daley	General Electric Company – Former Senior Vice President of Corporate Business Development	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Jessica Einhorn	Paul H. Nitze School of Advanced International Studies at Johns Hopkins University – Former Dean	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

William E. Ford	General Atlantic – Chief Executive Officer	General Atlantic Park Avenue Plaza 55 East 52nd Street, 33rd Fl New York, NY 10055	U.S.

Fabrizio Freda	The Estée Lauder Companies Inc. – President and Chief Executive Officer	Estée Lauder Companies 767 Fifth Avenue, 40th Fl New York, NY 10153	Italy & U.S.

Murry S. Gerber	EQT Corporation – Former Executive Chairman, Chairman, President and CEO	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Margaret L. Johnson	Microsoft Corporation – Executive Vice President of Business Development	Microsoft Corporation One Microsoft Way Redmond, WA 98052	U.S.

Cheryl D. Mills	BlackIvy Group LLC – Chief Executive Officer	BlackIvy Group LLC 2300 N Street NW Suite 630 Washington DC 20037	U.S.

Gordon M. Nixon	Royal Bank of Canada – Former President, CEO and Board Member	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	Canada

Charles H. Robbins	Cisco Systems, Inc. – Chief Executive Officer and Board Member	Cisco Systems, Inc. 170 West Tasman Drive San Jose, CA 95134	U.S.

Marco Antonio Slim Domit	Grupo Financiero Inbursa, S.A.B. de C.V. – Chairman	Grupo Financiero Inbursa Av. Paseo de las Palmas, #736 Floor 1 Colonia Lomas de Chapultepec C.P. 11000, México D.F.	Mexico

Susan L. Wagner	BlackRock – Former Vice Chairman	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Mark Wilson	Aviva plc – Former CEO	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	New Zealand

Schedule B

The below reflects sales made by The Foundation during the past 60 days in the open market.

Seller	Trade Date	Amount Sold	Price Per Share
The Foundation	05/08/2020	9,100	$30.23
The Foundation	05/20/2020	10,900	$31.79
The Foundation	05/20/2020	20,000	$31.79
The Foundation	05/20/2020	20,000	$31.79
The Foundation	05/21/2020	11,112	$32.11
The Foundation	05/21/2020	21,318	$32.24
The Foundation	05/21/2020	11,896	$32.11
The Foundation	05/22/2020	7,570	$31.92
The Foundation	05/22/2020	8,104	$31.92
The Foundation	05/22/2020	30,000	$31.92
The Foundation	05/26/2020	50,000	$33.01
The Foundation	05/26/2020	20,130	$33.31
The Foundation	05/27/2020	50,000	$33.66
The Foundation	05/27/2020	29,870	$33.66
The Foundation	05/28/2020	53,300	$33.87
The Foundation	05/29/2020	46,700	$32.66
The Foundation	06/01/2020	50,000	$34.65
The Foundation	06/01/2020	50,000	$34.28
The Foundation	06/02/2020	1,406	$35.02
The Foundation	06/02/2020	43,650	$35.33
The Foundation	06/02/2020	1,460	$35.05
The Foundation	06/02/2020	11,495	$35.05
The Foundation	06/02/2020	11,072	$35.02
The Foundation	06/03/2020	19,890	$35.84
The Foundation	06/03/2020	520	$35.77
The Foundation	06/03/2020	4,097	$35.77
The Foundation	06/04/2020	56,410	$35.06
The Foundation	06/04/2020	45,637	$35.54
The Foundation	06/05/2020	5,114	$37.04
The Foundation	06/05/2020	11,900	$36.52
The Foundation	06/05/2020	308	$36.20
The Foundation	06/05/2020	592	$36.20
The Foundation	06/05/2020	4,363	$37.49
The Foundation	06/08/2020	6,339	$36.36
The Foundation	06/08/2020	50,000	$36.52
The Foundation	06/08/2020	6,339	$36.10
The Foundation	06/08/2020	12,204	$36.10
The Foundation	06/08/2020	12,204	$36.36